Exhibit 3

ADDRESS TO SHAREHOLDERS

CHAIRMAN JOHN MORSCHEL

RINKER GROUP LIMITED AGM 2004

20 July 2004

Ladies and gentlemen.

Our first year as a separate, listed company has been very satisfactory. It has meant a lot of hard work for many people as we have moved to develop the systems, procedures, policies and standards we need, to enable us to operate as a stand alone entity. We successfully completed the transition whilst maintaining our focus on delivering a strong performance for you, our shareholders.

Earnings per share and net profit both rose 37% in US dollars and 12% in Australian dollars last year.

Sales revenue and earnings before interest and tax – that is,  EBIT - both rose 25% in US dollars and 2% in Australian dollars.

Another important measure is cash flow.  Net cash from operating activities rose 29% in US dollars and 4% in Australian dollars.

The stronger Australian currency during the year obviously impacted the Australian dollar results - as approximately   80% of group revenue and earnings came from the US.  Looking at Rinker’s performance in US dollars is actually the best way of assessing the company’s performance.

Either way however, Rinker performed strongly – and confirmed its position as a consistent, top quartile performer within the global heavy building materials sector.

The safety of our employees is of paramount importance.  Despite considerable improvement in performance during the year, I am saddened to report that three Rinker people lost their lives last year.  All three were killed in motor vehicle-related accidents and this is an area of focus for the management team and the Board – particularly the Safety, Health and Environment Committee.

SHAREHOLDER BENEFITS

Shareholders have benefited from Rinker’s performance in several ways.

First, your directors lifted the final dividend, which you would have received early this month - to eight Australian cents per share, or up 14%.

On an annual basis, the dividend represents a payout ratio of 31%, which is a little ahead of where we projected at the time of the demerger.  But we are comfortable with the higher figure, given the lower level of attractive acquisitions currently available.

We have also been able to move to a fully franked dividend, due to the strong improvement in the Readymix business in Australia. Our shareholders have made it very clear that they prefer and value the tax advantages of fully-franked dividends.

It is our intention to continue with fully-franked dividends for the foreseeable future. However, it is important to note that we are paying the maximum fully-franked amount we can at the current level of profitability within our Australian operations.

Return on shareholders’ equity has improved strongly, to 16.6% in Australian dollars and 15.2% in US dollars – both measured before the amortisation of goodwill, so that we can be compared equally with our global peers.

As you can see in the slide, this is a strong performance by industry standards and ahead of our peers - but we would like it higher still.

In late May, following the annual results, we launched a share buyback – for up to 10% of the ordinary stock over the next 12 months.

Rinker is a growth company and we are committed to growing both through acquisitions and expanding the base business.  But attractive acquisitions have been relatively scarce in the past 12-18 months – apart from a few small bolt ons in the US and Australia.

We expect this situation to begin changing this year as the owners of these businesses start to put them on the market.  We are also putting more into greenfields expansion – new concrete and block plants, and new quarries.  David will talk more about this.

Last year we repaid almost US$350 million in debt and our gearing is now low.  So our strong cash flows mean we are accumulating capital.

The board believes a buyback is the best way to manage Rinker’s strong balance sheet. It is very early days, however we have repurchased 2.6 million shares, at an average price of around A$7.66.

We evaluate the buyback as we do any investment - and we believe it is a cost-effective and low risk way of delivering further value to shareholders.

The buyback also provides us with maximum flexibility, as we have the ability to stop the buyback should suitable acquisitions emerge.

Sharemarket investors have responded well to the ongoing growth and the consistency we have been able to demonstrate — and our share price has moved up as a result.

In our financial year ending March 2004, the share price rose 41% in Australian dollars to $6.95.  Since then it has continued to trend upwards and it closed yesterday at A$7.88, up 60% since demerger.

For our US investors, the share price increase measured in their currency has been even higher – up 77% during the financial year and up 94% as of yesterday.

As you are aware, we listed on the New York Stock Exchange in late October.  The proportion of our share register held in the US is now 29% - up from 5% at the time of the demerger.  We also have almost another 10% of our shares held in Asia and Europe.

We are making a concerted effort to inform US investors about Rinker, and the response so far has been very positive.

For all of us at Rinker, the share price is a key barometer of our hard work.

So long as we continue to deliver a strong performance, with ongoing growth - and so long as we continue to behave ethically, focusing on what our customers want and mindful of our community responsibilities - we should see continued, longer term improvement in the share price, at least relative to our peer stocks.

THE DEMERGER

Rinker’s performance has also helped crystallise the success of the demerger from CSR Limited.  When the demerger was announced in late 2002, the CSR share price was A$5.50.

At the time of the demerger, CSR shareholders received one Rinker share for each CSR share they held.  As of yesterday, the combined value of the two shares was A$10.18 – up 85% on the value at the time of the announcement, and up 56% on the combined value on the day the demerger took effect.

By those standards the demerger has been a resounding success. And there are other benefits too – particularly the renewed strategic focus and closer attention that both the management and board can pay to the operations.

THE BOARD

Speaking of the Board, I would like to welcome John Ingram, who was appointed as a director in October. He replaced John Ballard, who resigned following his appointment as chief executive of Southcorp.

John is a former chief executive of the Crane Group, and brings a wealth of manufacturing and global commodity experience to the Board. He is Chairman of the Remuneration Committee and a member of both the Audit Committee and the

Nominations Committee. He has very quickly made a substantial contribution to the Board.

The Board is functioning well, despite the complication of different time zones between the US and Australia. It is a small board, and seems to work very effectively on behalf of shareholders.  I would like to thank my fellow directors for their contribution during the year.

An independent review of the Board was completed in March.  The review found no major issues or concerns that required attention.

Publishing a detailed Remuneration Report and submitting it for your vote this morning – some two years ahead of our obligation to do so – is a tangible demonstration of our commitment to sound governance.

We have also published extensive details of our corporate governance program and policies on the Rinker group web site, including :

•                  all of the Board and board committee charters

•                  the remuneration report

•                  the full text of David Clarke’s employment contract

•                  our market disclosure policy

•                  our code of business ethics

•                  the policy on dealings in shares by Rinker directors and employees

•                  the policy on obtaining independent professional advice, and

•                  cross-references and explanations to show how Rinker’s corporate governance practices compare with the ASX and NYSE governance guidelines

But as I have said consistently, all of this only provides a foundation for good corporate governance.

It is the people - and their observance of appropriate behaviours, ethics, and corporate governance principles - who make the difference.

Good corporate governance will only genuinely exist in organizations with an ethical and open culture.  It is not going to work if corporate governance just imposes new rules and obligations on a culture fundamentally at odds with the underlying principles of good governance.

For Rinker, we are determined to maintain the strong culture of ethics and integrity as the basis of the high performance ethos that exists within the group today.

We are also determined to ensure that growth is value-adding for our shareholders – and that we are wise in the way we spend the hard won earnings that our people strive every day to deliver.

FIRST QUARTER RESULTS

Today, we released our first quarter results for the current year.  Net profit and earnings per share are up 38% in US dollars and 26% in Australian dollars.

Although it is very early in the year and we are expecting significant cost impacts over the next nine months - together with some slowing in the growth of US construction activity - we believe we are on track for another solid year of growth.

Accordingly, we have lifted our expectations for our current full year profit.  We now expect that the US and Australian subsidiaries, Rinker Materials and Readymix, will each deliver an increase in EBIT (or profit from ordinary activities before finance and tax)  — in their local currencies — of around 20%.

This is up from the 5 to 10% increase we forecast in May, when we released our annual results – and has come about because of unexpected demand in our key markets, and the so-far successful implementation of price increases, to offset most recent cost increases. As mentioned last year, we do not give forecasts for the likely after tax profit due to the volatility of exchange rates.

On behalf of the Board, I would like to congratulate David and his management team, and all our Rinker people, for their commitment and achievements last year.  We thank our customers for allowing us to serve them, and trust that Rinker Materials and Readymix will increasingly be seen as the suppliers of choice.

Rinker is a very strong company, with excellent market positions, a sound balance sheet, solid cash flows, talented people and a consistent, strong performance record.

The current year looks like being another successful one, and we have a great future ahead of us.

Now I will hand over to David Clarke.  Thank you.